Exhibit 99.1

Genius Sports Limited Announces Successful Completion of Exercise and Consent Solicitation Relating to its Warrants

LONDON & NEW YORK, January 20, 2023 –– Genius Sports Limited (NYSE: GENI) (“Genius” or the “Company”) announced today the successful completion of its previously announced offer to exercise and solicitation of consents relating to the Company’s outstanding warrants. With the completion of the offer to exercise and consent solicitation, the Company will eliminate all of its public warrants, providing investors and prospective investors with greater certainty as to the Company’s capital structure and offering the Company greater financial flexibility moving forward. The offer to exercise and consent solicitation expired at 11:59 p.m., Eastern Time, on January 19, 2023 (the “expiration date”).

The Company has been advised that holders of 6,834,991 warrants, or approximately 89.13% of the outstanding warrants, elected to exercise such warrants prior to the expiration date (including holders of 2,149,000 warrants that elected to exercise such warrants on a cash basis). Holders of warrants that were validly exercised prior to the expiration date will receive 0.260 ordinary shares in exchange for each warrant exercised on a cashless basis and one ordinary share in exchange for each warrant exercised on a cash basis. The Company expects to accept all exercised warrants on January 20, 2023.

In addition, pursuant to the consent solicitation, the Company received the consent of approximately 89.13% of the outstanding warrants to amend the warrant agreement that governs the warrants (the “Warrant Amendment”), which exceeds the 50% of the outstanding warrants required to effect the Warrant Amendment. The Company executed the Warrant Amendment and, therefore, any warrants not exercised by a holder thereof on or prior to the expiration date shall be exercised automatically on a cashless basis on the holder’s behalf, in accordance with the terms of the Warrant Amendment, at an exercise price of $3.2933, resulting in such holders receiving 0.234 ordinary shares per warrant. Following such automatic exercise on the date hereof, none of the Company’s public warrants will remain outstanding and the warrants will cease trading on the NYSE. The ordinary shares will continue to be listed and trade on the NYSE under the symbol “GENI.” Following completion of the consent solicitation, there will be approximately 210,180,893 ordinary shares outstanding (an increase of approximately 1.72% from prior to the closing of the offer to exercise and consent solicitation).1

The Company engaged BofA Securities as solicitation agent.

Important Additional Information has been Filed with the U.S. Securities and Exchange Commission

In connection with the consent solicitation, the Company filed a registration statement on Form F-4 (the “Registration Statement”) relating to the securities to be issued in the offer to exercise and consent solicitation was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on January 18, 2023.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any ordinary shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The consent solicitation was made only through the Schedule TO and prospectus and the complete terms and conditions of the consent solicitation were set forth in the Schedule TO and prospectus. Copies of the Schedule TO and prospectus will be available free of charge at the website of the SEC at www.sec.gov.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry. We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

1	Number of ordinary shares outstanding excludes approximately 4,105,949 ordinary shares held as treasury shares by a subsidiary of the Company.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Forward-looking statements in this press release may include, for example, statements about the settlement and issuance of the Company’s ordinary shares in the offer to exercise and consent solicitation. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: our ability to successfully exercise the remaining warrants pursuant to the Warrant Amendment; our ability to complete the exercise of the remaining untendered warrants, the effect of COVID-19 on our business; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; and other factors included under the heading “Risk Factors” in the prospectus contained in the Registration Statement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contacts

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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